Advantest Corporation (FY2011)

FY2011 Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Year ended March 31, 2012)
(Unaudited)

April 26, 2012
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and
Senior Vice President, Corporate Administration Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 26, 2012
Dividend Payable Date (as planned)	:	June 4, 2012
Annual Report Filing Date (as planned)	:	June 27, 2012
Financial Results Supplemental Materials	:	Yes
Financial Results Presentation Meeting	:	Yes

  (Rounded to the nearest million yen)
1. Consolidated Results of FY2011 (April 1, 2011 through March 31, 2012)
(1)      Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2011	141,048	41.6	837	(86.3)	(3,442)	－	(2,195)	－
FY2010	99,634	87.2	6,111	－	5,551	－	3,163	－
(Note) Comprehensive income (loss): FY2011  (Y) (6,499) million (‐%); FY2010  (Y) (248) million (‐%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted		Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income (loss) to net sales
		Yen		Yen	%	%	%
FY2011	(12.67)		(12.67)		(1.6)	(1.7)	0.6
FY2010	18.03		18.03		2.2	3.0	6.1
(Reference) Equity in earnings (loss) of affiliated company: FY2011 (Y) 7 million; FY2010 (Y) (36) million

(2)  Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2011	219,226		131,552		60.0		759.22
FY2010	180,312		138,132		76.6		797.20

(3)  Consolidated Cash Flows
	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at end of year
		Million yen		Million yen		Million yen		Million yen
FY2011	12,302		(37,670)		9,887		58,218
FY2010	(693)		(5,828)		(12,028)		75,323

Advantest Corporation (FY2011)

2. Dividends

	Dividend per share					Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen	Million yen	%	%
FY2010	－	5.00	－	5.00	10.00	1,733	55.5	1.2
FY2011	－	5.00	－	10.00	15.00	2,599	－	1.9
FY2012 (forecast)	－	10.00	－	10.00	20.00	N/A	N/A	N/A

3. Projected Results for FY2012 (April 1, 2012 through March 31, 2013)

	Net sales		Operating income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2012	150,000 ~170,000	6.3 ~20.5	12,000 ~20,000	－

4. Others
(1)	Material changes in subsidiaries during this fiscal year (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included 1 (Company name) Verigy Ltd.

(2)	Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)	Changes based on revisions of accounting standard : Yes
2)	Changes other than 1) above : Yes
(Note) Please see “(Note 2) Significant Accounting Policies” on page 16-17 for details.

(3)	Number of issued and outstanding shares (common stock）
1)	Number of issued and outstanding stock at the end of each fiscal year (including treasury stock):
FY2011 199,566,770 shares; FY2010 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal year:
FY2011    26,295,390 shares; FY2010    26,294,819 shares.
3)	Average number of outstanding stock for each fiscal year:
FY2011 173,271,717 shares; FY2010 175,481,854 shares.

Implementation status of audit procedures
This consolidated financial results report is not subject to audit procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, audit procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2011)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 7
	(3)	Basic Policy on Distribution of Profits and Distribution for FY2011 and Distribution Forecast for FY2012	P. 8
2.	Management Policy		P. 8
	(1)	Advantest’s Basic Management Policy	P. 8
	(2)	Target Financial Index	P. 8
	(3)	Mid-and-Long-Term Business Strategy and Issues to be Addressed	P. 8
3.	Consolidated Financial Statements and Other Information		P.10
	(1)	Consolidated Balance Sheets (Unaudited)	P.10
	(2)	Consolidated Statements of Operations (Unaudited)	P.12
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.13
	(4)	Consolidated Statements of Stockholders’ Equity (Unaudited)	P.14
	(5)	Consolidated Statements of Cash Flows (Unaudited)	P.15
	(6)	Notes on Preconditions to Going Concerns	P.15
	(7)	Notes to the Consolidated Financial Statements	P.16
		(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements	P.16
		(Note 2) Significant Accounting Policies	P.16
		(Note 3) Reclassifications	P.17
		(Note 4) Segment Information	P.18
		(Note 5) Per Share Information	P.19
		(Note 6) Significant Subsequent Events	P.19

Advantest Corporation (FY2011)

1. Business Results

(1) Analysis of Business Results
1)	Consolidated Financial Results of FY2011 (April 1, 2011 through March 31, 2012)

		(in billion yen)
	FY2010	FY2011	As compared to the previous fiscal year Increase (decrease)
Orders received	109.0	126.2	15.8%
Net sales	99.6	141.0	41.6%
Operating income	6.1	0.8	(86.3%)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	5.6	(3.4)	－
Net income (loss)	3.2	(2.2)	－

The pace of economic recovery worldwide slowed in FY2011, held back by the worsening sovereign debt crisis in parts of Europe and by America’s housing and employment problems, but the global economy maintained a gradually improving trend, supported by emerging countries, whose growth rates have remained high.
Semiconductor-related markets also registered lower growth than expected at the beginning of the period. Many chipmakers moved to trim production in the summer of 2011, when lethargic demand of PCs and LCD televisions, the twin pillars of semiconductor consumption, fell even further.
As a result semiconductor test equipment sales declined for the period. Although customer interest in test equipment for non-memory semiconductors, used in smartphones and tablet PCs, was brisk, dramatic price declines in DRAM semiconductors for PCs, beginning in the summer of 2011, curtailed capital investment in memory testers.
Advantest consequently devoted its greatest efforts to expand sales of test equipment for application processors, CMOS image sensors, and other non-memory semiconductor sectors.  After completion of the acquisition of Verigy Ltd. on July 2011, Advantest tried to gain additional market share by reinforcing its sales promotions to US and European customers and launching products in the communications semiconductor market. These efforts enabled Advantest to achieve a higher share of the semiconductor test equipment market in 2011.
As a result, both orders received and net sales showed significant year-on-year growth, with orders totaling (Y)126.2 billion (a 15.8% increase in comparison to FY2010), and net sales of  (Y)141.0 billion (a 41.6% increase in comparison to FY2010). However, cumulative costs associated with the Verigy acquisition, which totaled (Y) 8.3 billion in FY2011 combined with impairment losses on investment securities and bad debt expenses of (Y) 2.6 billion led to a year-on-year decline in earnings. The company posted an operating income of (Y) 0.8 billion (a 86.3% decrease in comparison to FY2010), loss before income taxes and equity in earnings of affiliated company of (Y) 3.4 billion, and a net loss of (Y) 2.2 billion. In FY2011, the percentage of net sales to overseas customers was 88.6%, compared to 77.5% in FY2010.

Advantest Corporation (FY2011)

Conditions of business by segment are described below. Note that the operating income of each business division is influenced by costs related to the integration of Verigy.

<Semiconductor and Component Test System Segment>
			(in billion yen)
	FY2010	FY2011	As compared to the previous fiscal year Increase (decrease)
Orders received	76.5	97.0	26.8%
Net sales	69.3	105.6	52.3%
Operating income	9.9	9.8	(0.1%)

The Semiconductor and Component Test System segment was supported by aggressive capital investment by major chipmakers.
In the non-memory test system, sales expanded significantly, due to the Verigy acquisition and a number of large orders for microprocessor (MPU) test equipment. Test systems for non-memory semiconductors such as application processors used in tablet PCs and smartphones also posted solid growth.
Memory test systems, however, continued to fare poorly, despite active capital investment by DRAM makers in spring and early summer 2011, as weaker PC demand in the second half of the year forced manufacturers to freeze their DRAM capex programs.
As a result of the above, orders received were (Y) 97.0 billion (a 26.8% increase in comparison to FY2010), net sales were (Y) 105.6 billion (a 52.3% increase in comparison to FY2010), and operating income was (Y) 9.8 billion (a 0.1% decrease in comparison to FY2010).

<Mechatronics System Segment>
(in billion yen)
	FY2010	FY2011	As compared to the previous fiscal year Increase (decrease)
Orders received	20.8	16.6	(19.8%)
Net sales	18.5	20.6	11.3%
Operating loss	(0.3)	(1.3)	－

In the Mechatronics System segment, a greater numbers of unit of the Multi Vision Metrology Scanning Electron Microscope measurement system for photomasks were sold, benefiting from semiconductor process dropped significantly that create demand for more advanced technology. Conversely, sales of test handlers shrank, reflecting production adjustments, principally in the DRAM sector, from the second quarter onwards.
As a result of the above, orders input received was (Y) 16.6 billion (a 19.8% decrease in comparison to FY2010), net sales were (Y) 20.6 billion (a 11.3% increase in comparison to FY2010) and operating loss was (Y) 1.3 billion.

Advantest Corporation (FY2011)

<Services, Support and Others Segment>

			(in billion yen)
	FY2010	FY2011	As compared to the previous fiscal year Increase (decrease)
Orders received	14.0	17.8	27.0%
Net sales	14.2	18.8	32.8%
Operating income	2.1	1.6	(24.3%)

In the Services, Support and Others segment, orders and revenues expanded as a result of overall increased sales of test systems, as well as benefits from consolidating the Verigy services division into Advantest’s.
As a result, orders received was (Y) 17.8 billion (a 27.0% increase in comparison to FY2010), net sales were (Y) 18.8 billion (a 32.8% increase in comparison to FY2010) and operating income was (Y) 1.6 billion (a 24.3% decrease in comparison to FY2010).

2) Prospects for the Upcoming Fiscal Year
On April 1st 2012, Advantest reinforced its overseas business development push and its synergistic benefits from the Verigy acquisition by finalizing the integration of Verigy, which had previously been a fully-owned subsidiary, into Advantest Corporation. The company also completed a reorganization of its overseas subsidiaries—renewing the Advantest Group as a single entity including the former Verigy. Underlining its commitment to generating future innovation, Advantest has launched a new corporate initiative starting in FY2012: “ACT2014.” The acronym ACT — Advantest Culture Transformation — designates total integration of Verigy businesses and personnel and fusion of the two corporate cultures as an ongoing top priority. By FY2014, Advantest aims to achieve three discrete goals under ACT2014: “Revenues of (Y) 250.0 billion”, “Over 20.0% operating margin”, and “Over 50.0% total market share of semiconductor test systems and test handlers”.
In the semiconductor test equipment sector, the company will innovate on all fronts, exploiting synergies from the Verigy integration. Operations are expected to expand through the development of groundbreaking products incorporating technology from both companies, new service offerings with greater added value, products utilizing cloud-computing technology, the adoption of flexible manufacturing processes, global marketing activities, and the further globalization of Advantest’s corporate organization, helping the company to respond to the needs of the world’s chipmakers with precisely targeted solutions.
As a further measure to reinforce Advantest’s potential for sustainable growth, the company intends to aggressively expand beyond the semiconductor test equipment sector. Advantest will seek to grow sales of its scanning electron microscopes, electron-beam lithography tools, RF measurement instruments, MEMS relays, terahertz imaging systems, and other products targeting non-semiconductor markets where the company’s core competence — measuring technology expertise — can contribute to the development of trailblazing solutions that uphold and reinvent Advantest’s mission to support leading edge technology.
In FY2012, the first year of Advantest’s three-year corporate initiative “ACT2014”, continued strong growth in the smartphone and tablet PC markets is anticipated to define demand for the semiconductors used in these devices as a key driver of the company’s revenue and earnings growth. Moving ahead towards the midterm milestone goals of ACT2014, the company intends to ramp up its presence in new markets among other measures to reinforce its platform for extended growth. For the fiscal year of 2012, Advantest forecasts net sales of (Y) 150.0 billion ~ (Y) 170.0 billion and operating income of (Y) 12.0 billion ~ (Y) 20.0 billion.

Advantest Corporation (FY2011)

(2) Analysis of Financial Condition
Total assets at the end of FY2011 was (Y) 219.2 billion, an increase of (Y) 38.9 billion compared to the previous fiscal year, primarily due to the Verigy acquisition as evidenced by an increase of (Y) 35.9 billion and (Y) 14.9 billion in goodwill and intangible assets, respectively, and a decrease of (Y) 12.7 billion in short-term investments. Likewise, the amount of total liabilities was (Y) 87.7 billion, an increase of (Y) 45.5 billion compared to the previous fiscal year, primarily due to an increase of (Y) 25.0 billion in short term debt, an increase of (Y) 9.4 billion in accrued pension and severance costs and an increase of (Y) 4.7 billion in accrued expenses, respectively . Stockholders’ equity was (Y) 131.6 billion. Equity to assets ratio was 60.0%, a decrease of 16.6 percentage points compared to the previous fiscal year.

(Cash Flow Condition)
Cash and cash equivalents held at the end of FY2011 were (Y) 58.2 billion, a decrease of (Y) 17.1 billion from the previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 12.3 billion (Net cash outflow (Y) 0.7 billion in FY2010).  This amount was primarily attributable to a decrease of (Y) 4.6 billion in inventories and an adjustment of noncash items such as depreciation and amortization, despite the net loss being (Y) 2.2 billion.
Net cash used in investing activities was (Y) 37.7 billion (Net cash outflow (Y) 5.8 billion in FY2010).  This amount was primarily attributable to payments for the acquisition of Verigy in the amount of (Y) 57.1 billion, a decrease of (Y) 14.4 billion in short-term investments and proceeds from sale of available-for-sale securities in the amount of (Y) 10.7 billion.
Net cash provided by financing activities was (Y) 9.9 billion (Net cash outflow (Y) 12.0 billion in FY2010).  This amount was primarily attributable to a net increase of (Y) 25.5 billion in short term debt, redemption of senior convertible notes of acquired subsidiary in the amount of (Y) 13.8 billion and dividends paid in the amount of (Y) 1.7 billion.

The following table illustrates the historical movements of certain cash flow indexes:
	FY2007	FY2008	FY2009	FY2010	FY2011
Stockholders’ equity ratio (%)	85.1	81.0	79.6	76.6	60.0
Stockholders’ equity ratio based on market prices (%)	154.7	129.2	221.5	144.0	103.1
Debt to annual cash flow ratio (%)	0.0	0.2	－	－	203.2
Interest coverage ratio (times)	1,839.4	195.9	－	－	80.6
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)
1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.

Advantest Corporation (FY2011)

(3) Basic Policy on Distribution of Profits and Distribution for FY2011 and Distribution Forecast for FY2012
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest plans to repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided to distribute a year-end dividend of (Y) 10 consistent with the revised forecast announced on January 27, 2012, with a payment date of June 4, 2012. Since Advantest paid an interim dividend of (Y) 5 on December 1, 2011, the total dividend per share for the fiscal year will be (Y) 15.
Advantest plans to distribute an interim dividend of (Y) 10 per share, a year-end dividend of (Y) 10 per share and annual total dividend of (Y) 20 per share since the uptrend of achievements is expected.

2. Management Policy

(1) Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2) Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA® (Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*“EVA®” is a registered trademark of Stern Stewart & Co.

(3) Mid-and-Long-Term Business Strategy and Issues to be addressed
While maintaining “Measurements” as our core competence in mid-and-long term, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest intends to further strengthen its product development operations and improve production efficiency while strengthening its overseas operations and support system in the U.S., Europe and Asia.

Advantest Corporation (FY2011)

In FY2012, the first year of its new corporate initiative, ACT2014, the Advantest Group will commence company-wide activities targeting the mid-term goals set under the initiative:

・Revenues of (Y) 250.0 billion
・Over 20.0% operating margin
・Over 50.0% total market share of semiconductor test systems and test handlers

Starting in the semiconductor test equipment market, where the company’s core competence lies, Advantest will leverage the synergies realized by the full integration of the former Verigy’s assets and resources to expand its market share and the scope of its operations. In parallel, the company will aggressively develop the non-semiconductor businesses that are its future growth platform, while ceaselessly seeking to boost profitability and corporate value.

Advantest Corporation (FY2011)
4. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2011	March 31, 2012

Current assets:
Cash and cash equivalents	¥75,323	58,218
Short-term investments	12,651	—
Trade receivables, net	22,707	24,119
Inventories	23,493	29,836
Other current assets	2,995	6,522

Total current assets	137,169	118,695

Investment securities	7,432	5,929
Property, plant and equipment, net	31,878	34,206
Intangible assets, net	874	15,794
Goodwill	645	36,496
Other assets	2,314	8,106

Total assets	¥180,312	219,226

Advantest Corporation (FY2011)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2011	March 31, 2012

Current liabilities:
Trade accounts payable	¥11,729	15,659
Short term debt	—	25,000
Accrued expenses	7,329	12,068
Accrued warranty expenses	1,754	2,129
Customer prepayments	1,740	2,228
Other current liabilities	1,955	3,288

Total current liabilities	24,507	60,372

Accrued pension and severance costs	14,069	23,444
Other liabilities	3,604	3,858

Total liabilities	42,180	87,674

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,628	42,280
Retained earnings	183,009	179,081
Accumulated other comprehensive income (loss)	(18,270)	(22,574)
Treasury stock	(99,598)	(99,598)

Total stockholders’ equity	138,132	131,552

Total liabilities and stockholders’ equity	¥180,312	219,226

Advantest Corporation (FY2011)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2011	March 31, 2012

Net sales	¥99,634	141,048
Cost of sales	51,164	72,300

Gross profit	48,470	68,748

Research and development expenses	21,197	30,303
Selling, general and administrative expenses	21,162	37,608

Operating income	6,111	837

Other income (expense):
Interest and dividend income	326	323
Interest expense	(3)	(153)
Impairment losses on investment securities	(512)	(2,254)
Other, net	(371)	(2,195)

Total other income (expense)	(560)	(4,279)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	5,551	(3,442)

Income taxes (benefit)	2,352	(1,240)
Equity in earnings (loss) of affiliated company	(36)	7

Net income (loss)	¥3,163	(2,195)

	Yen
	Year ended	Year ended
	March 31, 2011	March 31, 2012

Net income (loss) per share:
Basic	¥18.03	(12.67)
Diluted	18.03	(12.67)

Advantest Corporation (FY2011)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2011	March 31, 2012

Comprehensive income (loss)
Net income (loss)	¥3,163	(2,195)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,231)	1,422
Net unrealized gains (losses) on investment securities
Net unrealized gains (losses) arising during the period	(311)	(216)
Less reclassification adjustments for net gains (losses) realized in earnings	252	818
Net unrealized gains (losses)	(59)	602
Pension related adjustment	(121)	(6,328)

Total other comprehensive income (loss)	(3,411)	(4,304)

Total comprehensive income (loss)	¥(248)	(6,499)

Advantest Corporation (FY2011)

(4) Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2011	March 31, 2012
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,463	40,628
Changes in the year
Stock options	165	1,652
Total changes in the year	165	1,652
Balance at end of year	40,628	42,280
Retained earnings
Balance at beginning of year	181,606	183,009
Changes in the year
Net income (loss)	3,163	(2,195)
Cash dividends	(1,760)	(1,733)
Sale of treasury stock	(0)	(0)
Total changes in the year	1,403	(3,928)
Balance at end of year	183,009	179,081
Accumulated other comprehensive income (loss)
Balance at beginning of year	(14,859)	(18,270)
Changes in the year
Other comprehensive income (loss), net of tax	(3,411)	(4,304)
Total changes in the year	(3,411)	(4,304)
Balance at end of year	(18,270)	(22,574)
Treasury stock
Balance at beginning of year	(89,331)	(99,598)
Changes in the year
Purchases of treasury stock	(10,267)	(1)
Sale of treasury stock	0	1
Total changes in the year	(10,267)	0
Balance at end of year	(99,598)	(99,598)
Total stockholders' equity
Balance at beginning of year	150,242	138,132
Changes in the year
Net income (loss)	3,163	(2,195)
Other comprehensive income (loss), net of tax	(3,411)	(4,304)
Cash dividends	(1,760)	(1,733)
Stock options	165	1,652
Purchases of treasury stock	(10,267)	(1)
Sale of treasury stock	0	1
Total changes in the year	(12,110)	(6,580)
Balance at end of year	¥138,132	131,552

Advantest Corporation (FY2011)

(5) Consolidated Statement of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2011	March 31, 2012

Cash flows from operating activities:
Net income (loss)	¥3,163	(2,195)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,209	6,838
Deferred income taxes	425	(3,663)
Stock option compensation expense	165	583
Impairment losses on investment securities	512	2,254
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	(7,645)	616
Inventories	(7,285)	4,613
Trade accounts payable	1,146	902
Accrued expenses	2,540	39
Accrued warranty expenses	(1,040)	164
Customer prepayments	1,276	(1,815)
Accrued pension and severance costs	225	975
Other	1,616	2,991
Net cash provided by (used in) operating activities	(693)	12,302

Cash flows from investing activities:
(Increase) decrease in short-term investments	(2,446)	14,387
Proceeds from sale of available-for-sales securities	6	10,717
Acquisition of subsidiary, net of cash acquired	-	(57,145)
Decrease in investment in equity method investee	-	620
Proceeds from sale of property, plant and equipment	12	89
Purchases of property, plant and equipment	(3,138)	(5,931)
Purchases of intangible assets	(323)	(329)
Other	61	(78)

Net cash used in investing activities	(5,828)	(37,670)

Cash flows from financing activities:
Increase (decrease) in short term debt	-	25,466
Redemption of senior convertible notes of acquired subsidiary	-	(13,835)
Purchases of treasury stock	(10,268)	(1)
Dividends paid	(1,760)	(1,729)
Other	0	(14)

Net cash provided by (used in) financing activities	(12,028)	9,887

Net effect of exchange rate changes on cash and cash equivalents	(2,567)	(1,624)
Net change in cash and cash equivalents	(21,116)	(17,105)
Cash and cash equivalents at beginning of year	96,439	75,323
Cash and cash equivalents at end of year	¥75,323	58,218

(6) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2011)

(7) Notes to the Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation (or the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the accompanying non-consolidated financial statements to present them in conformity with U.S.GAAP.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Principles of Consolidation
Advantest’s consolidated financial statements include financial statements of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

(Note 2) Significant Accounting Policies
(Accounting Changes)
On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.
The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest and its domestic subsidiaries believe that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.
Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method reduced depreciation expense and resulted in decreases in loss before income taxes and equity in earnings of affiliated company and net loss by (Y) 560 million and (Y) 560 million, respectively, for year ended March 31, 2012. Also the per share effect was (Y) 3.23, respectively, for year ended March 31, 2012.

Advantest Corporation (FY2011)

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by the Company and its subsidiaries (collectively, “Advantest”) in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

There are no other changes pertaining to accounting policies other than as mentioned above from fiscal year 2010 Annual report which was submitted on June 24, 2011.

(Note 3)  Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2012.

Advantest Corporation (FY2011)

(Note 4)　Segment Information

1. Business Segment Information

	Yen (Millions)
	Year ended March 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥67,070	18,398	14,166	－	99,634
Inter-segment sales	2,263	117	－	(2,380)	－
Net sales	69,333	18,515	14,166	(2,380)	99,634
Depreciation and amortization	1,417	533	1,755	504	4,209
Operating income (loss) before stock option compensation expense	9,857	(251)	2,133	(5,463)	6,276
Adjustment:
Stock option compensation expense					165
Operating income					¥6,111
Expenditures for additions to long-lived assets	1,350	374	1,733	336	3,793
Total assets	53,570	11,780	9,226	105,736	180,312

	Yen (Millions)
	Year ended March 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥101,831	20,410	18,807	－	141,048
Inter-segment sales	3,777	206	－	(3,983)	－
Net sales	105,608	20,616	18,807	(3,983)	141,048
Depreciation and amortization	2,658	627	3,070	483	6,838
Operating income (loss) before stock option compensation expense	9,845	(1,324)	1,614	(8,715)	1,420
Adjustment:
Stock option compensation expense					583
Operating income					¥837
Expenditures for additions to long-lived assets	2,398	750	3,492	344	6,984
Total assets	93,603	12,789	30,713	82,121	219,226

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.
3.	Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.
4.
Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2011)

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Year ended March 31, 2011	Year ended March 31, 2012

Japan	¥22,398	16,095
Americas	9,278	29,742
Europe	2,252	7,015
Asia	65,706	88,196
Total	¥99,634	141,048

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
	(1) Americas	U.S.A., Republic of Costa Rica
	(2) Europe	Israel, Germany
	(3) Asia	South Korea, Taiwan, China, Malaysia

(Note 5) Per Share Information

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31:

	Yen (millions) except per share data
	Year ended March 31, 2011	Year ended March 31, 2012
Numerator:
Net income (loss)	3,163	(2,195)

Denominator
Basic weighted average shares of common stock outstanding	175,481,854	173,271,717
Dilutive effect of exercise of stock options	13,604	-

Diluted weighted average shares of common stock outstanding	175,495,458	173,271,717

Basic net income (loss) per share	18.03	(12.67)
Diluted net income (loss) per share	18.03	(12.67)

At March 31, 2011 and 2012, Advantest had outstanding stock options into 1,610,000 and 4,888,206 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(Note 6) Significant Subsequent Events: None

Changes in Directors, Corporate Auditors and Executive Officers
(To be effective on June 26, 2012)

1.	Nominees for Directors
	Director	Toshio Maruyama
	Director	Haruo Matsuno
	Director	Naoyuki Akikusa
	Director	Yasushige Hagio
	Director	Shinichiro Kuroe
	Director	Sae Bum Myung
	Director	Osamu Karatsu (to be newly elected) Advisor of SRI Japan
	Director	Hiroshi Nakamura (to be newly elected)
Executive Officer of Advantest Corporation

Mr. Maruyama is to be elected as Chairman of the Board and Representative Director and Mr. Matsuno is to be elected as Representative Director at the special meeting of the board of directors to be held on June 26, 2012 after the 70th ordinary general meeting of shareholders of Advantest Corporation.

2.	Nominees for Corporate Auditors
	Standing Corporate Auditor	Yuichi Kurita (to be newly elected) Director and Senior Executive Officer of Advantest Corporation
	Corporate Auditor	Megumi Yamamuro (to be re-elected)

3.	Nominees for Executive Officers
	President and CEO	Haruo Matsuno
	Managing Executive Officer	Shinichiro Kuroe
	Managing Executive Officer	Sae Bum Myung
	Managing Executive Officer	Hiroshi Nakamura
	Managing Executive Officer	Yoshiaki Yoshida
	Managing Executive Officer	Masao Shimizu
	Managing Executive Officer	Hideaki Imada
	Executive Officer	Yasuhiro Kawata
	Executive Officer	Takashi Sugiura
	Executive Officer	Takashi Sekino
	Executive Officer	Soichi Tsukakoshi
	Executive Officer	Josef Schraetzenstaller
	Executive Officer	R. Keith Lee
	Executive Officer	Makoto Nakahara
	Executive Officer	Toshiyuki Okayasu
	Executive Officer	Hans-Juergen Wagner
	Executive Officer	Yih-Neng Lee (to be newly elected)
	Executive Officer	CH Wu (to be newly elected)
	Executive Officer	Kazuhiro Yamashita (to be newly elected)
	Executive Officer	Kenji Sato (to be newly elected)

4.	Resignation from Directors, Corporate Auditors and Executive Officers

Yuichi Kurita, Director and Senior Executive Officer --- To be elected as Standing Corporate Auditor

Yuri Morita, Standing Corporate Auditor --- To be elected as Advisor

Nominees for New Directors (Biography)

Osamu Karatsu (Date of Birth: April 25, 1947)
Mar. 1975	Doctorate Degree from School of Engineering The University of Tokyo
Apr. 1975	Joined Nippon Telegraph and Telephone Public Corporation
Jun. 1991	Senior Director, LSI Laboratories, Nippon Telegraph and Telephone Corporation
Feb. 1997	Director, Advanced Telecommunications Research Institute International
Apr. 1999	Principal Consultant, SRI Consulting K.K.
Apr. 2000	Chief Executive Director, SRI Japan
Feb. 2012	Advisor, SRI Japan (present position)

Hiroshi Nakamura (Date of Birth December 4, 1957)
Mar. 1981	Graduated from the Faculty of Law and Letters, Kanazawa University
Apr. 1981	Joined Advantest Corporation
Jun. 2006	Executive Officer
Jun. 2009	Managing Executive Officer (present position)
Jun. 2010	Executive Vice President, Corporate Administration Group (present position)

Nominee for New Corporate Auditor (Biography)

Yuichi Kurita (Date of Birth: July 28, 1949)
Mar. 1973	Graduated from German Department, the Faculty of Foreign Studies, Tokyo University of Foreign Studies
Apr. 1973	Joined Fujitsu Limited
Mar. 2001	Joined Advantest Corporation
Jun. 2003	Executive Officer
Jun. 2007	Director and Managing Executive Officer
Jun. 2009	Corporate Planning and Administration (present position)
Jun. 2010	Director and Senior Executive Officer (present position)

Nominees for New Executive Officers (Biography)

Yih-Neng Lee (Date of Birth: June 23, 1958)
Mar. 1983	Graduated from Engineering, National University of Singapore
Nov. 1983	Joined Hewlett-Packard Company
Aug. 2005	VP and GM, Asia Sales Operation, Verigy (Shanghai) Co., Ltd.
Apt. 2012	CEO, Advantest (Singapore) Pte. Ltd. (present position)

CH Wu (Date of Birth: February 26, 1961)
Jun. 1982	Graduated from Electronic Engineering, Lung Hua Industrial College, Taiwan
Jul. 1984	Joined Philips Electronic Taiwan Inc.
Dec. 1990	Joined Advantest Taiwan Inc.
Jun. 2006	CEO, Advantest Taiwan Inc. (present position)

Kazuhiro Yamashita (Date of Birth: December 18, 1961)
Mar. 1984	Graduated from Department of Electric, Faculty of Science and Technology, Tokyo University of Science
Apr. 1984	Joined Advantest Corporation
Oct. 2011	Principal, Global Marketing, Strategic Business Unit (present position)

Kenji Sato (Date of Birth: May 2, 1962)
Mar. 1985	Graduated from Department of Management Scicence, Faculty of Engineering,
Tokyo University of Science
Apr. 1985	Joined Yokogawa-Hewlett-Packard Company
Jun. 2006	Representative Director and President, Verigy (Japan) K.K.
Apr. 2012	Joined Advantest Corporation
Senior Vice President, Salas Division 1, Sales and Marketing Group, Advantest Corporation (present position)